Filed pursuant to Rule 253(g)(2)

File No. 024-11441

SUPPLEMENT DATED OCTOBER 7, 2021

TO THE

OFFERING CIRCULAR DATED MARCH 31, 2021 OF

INNOVEGA INC.

This document supplements, and should be read in conjunction with, the Offering Circular (dated March 31, 2021 together with the previously filed supplement to the Offering Circular dated April 21, 2021 (collectively, the “Offering Circular”) of Innovega Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

Announce the Company’s intention to terminate SeedInvest as its sole and exclusive placement agent in the sale of the Company’s Series A-1 Preferred Stock (the “Offering”). The last day on which subscriptions for the Offering will be accepted on the SeedInvest platform (defined as the “Online Platform” in the Offering Circular) is November 12, 2021 (the “SeedInvest Termination Date”), as qualified by reference to the description of the Company’s intentions below.

SeedInvest Termination Date

The Company intends to end the sale of Series A-1 Preferred Stock on the SeedInvest platform as described in the Offering Circular. No further subscriptions will be accepted on SeedInvest for the Offering after the SeedInvest Termination Date. Subscriptions in the Offering will be accepted up through that date (November 12, 2021) and processed as promptly as possible. None of the terms of the Offering have been changed. In addition, the Company intends to continue the sale of its Series A-1 Preferred Stock after the SeedInvest Termination Date with a new placement agent.